EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months	Years Ended December 31,
	Ended
	March 31,
	2005	2004	2003	2002	2001	2000
	(in thousands)
Earnings:
Income (loss) before income taxes and cumulative change in accounting principle	$1,146	$20,508	$(2,933)	$(16,409)	$(16,397)	$33,198
Add: Fixed charges	828	2,912	1,750	161	164	340
Less: Capitalized interest	—	—	—	—	—	—

Earnings	$1,974	$23,420	$(1,183)	$(16,248)	$(16,233)	$33,538

Fixed Charges:
Interest expensed	$575	$2,042	$1,202	$11	$46	$235
Amortization of convertible notes offering costs	196	736	430	—	—	—
Estimated interest portion of rent expense(2)	57	134	118	150	118	105

Fixed charges	$828	$2,912	$1,750	$161	$164	$340

Ratio of earnings to fixed charges(1)	2	8	—	—	—	99

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $2.9 million in 2003, $16.4 million in 2002 and $16.4 million in 2001.

(2)	The estimated interest portion of rent expense for the years 2000 through 2003 has been updated from prior filings.